

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2010

Via U S Mail and FAX [954-889-9898]

Mr. Jason Fine
Chief Executive Officer
Ecologix Resource Group, Inc.
9903 Santa Monica Boulevard, Suite 918
Beverly Hills, California 90212

> **Re:** **Ecologix Resource Group, Inc.**
> **Form 8-K filed January 22, 2010**
> **File No. 333-148664**

Dear Mr. Fine:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief